UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 000-16723

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Respironics, Inc.

Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Respironics, Inc.

1010 Murry Ridge Lane

Murrysville, PA 15668-8525

Respironics, Inc. Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

As of and for the Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Respironics, Inc. Retirement Savings Plan

Murrysville, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Respironics, Inc. Retirement Savings Plan (Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2007 and of assets (held at end of year) as of December 31, 2007 are presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania

June 26, 2008

Respironics, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value	$142,802,600	$111,963,062
Receivables:
Participant contributions	373,703	321,367
Employer contributions	162,727	213,458

Total Receivables	536,430	534,825
Total Assets	143,339,030	112,497,887

Liabilities
Excess employee contributions payable	(208,670)	—
Due to broker for securities purchased	(3,740)	(3,739)

Total Liabilities	(212,410)	(3,739)
Net assets available for benefits at fair value	$143,126,620	$112,494,148

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	116,185	—
Net assets available for benefits	$143,242,805	$112,494,148

See accompanying notes.

Respironics, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006
Additions to Net Assets Available for Benefits:
Participant contributions	$12,154,264	$10,166,719
Employer contributions	4,749,815	4,167,630
Rollovers	2,398,721	925,918
Investment income	227,806	152,552
Net realized and unrealized appreciation in fair value of investments	18,472,907	10,212,889

Total Additions	38,003,513	25,625,708
Deductions from Net Assets Available for Benefits:
Participant withdrawals	(7,046,186)	(4,875,376)
Return of Excess Contributions	(208,670)	—

Total Deductions	(7,254,856)	(4,875,376)

Net increase	30,748,657	20,750,332
Net Assets Available for Benefits:
Beginning of Year	112,494,148	91,743,816

End of Year	$143,242,805	$112,494,148

See accompanying notes.

Notes to Financial Statements

December 31, 2007

1. Royal Philips Electronics’ Acquisition of Respironics, Inc.

On December 20, 2007, Respironics, Inc. entered into a definitive merger agreement with Royal Philips Electronics (Philips). Philips commenced an all-cash tender offer to acquire all of the outstanding shares of Respironics, Inc. for $66.00 (USD) in cash per share, or a total purchase price of approximately $5.1 billion (USD). The offer price represented a premium of approximately 31% over Respironics’ average closing share price for the thirty trading days ended December 20, 2007. The Board of Directors had unanimously approved the transaction and recommended that Respironics shareholders accept and tender their shares into the offer. On March 6, 2008 all conditions to the closing of the tender offer were met.

For those employees electing to participate (participants) in the Respironics, Inc. Retirement Savings Plan (the Plan) and have investments contributed to Respironics, Inc. Common Stock, Fidelity Investments (Fidelity), the record keeper of the Plan, converted their Respironics, Inc. stock units into shares. For those participants who tendered their Respironics shares, the cash received for those shares was credited to their 401k Plan account and was invested in the Pacific Investment Management Company (PIMCO) fund. Participants were able to exchange these funds into different investment options after the cash had been credited to their account. For those participants who did not tender their shares, they received a cash payment by April 15, 2008.

For the immediate future, participants will continue to receive the same benefits under the current Plan, although there is no longer an investment option for Respironics, Inc. Common Stock. A specific timeframe has not been determined for when the transition will be made to the Philips Retirement Savings Plan.

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Valuation of Investments

The fair value of the Plan’s investments in registered investment companies and common collective funds are based on quoted market prices, which represent the net asset values of shares held by the Plan on the last business day of the period. Shares of Respironics, Inc. common stock are valued at the last trade price on the last business day of the period. Participant loans are valued at their outstanding unpaid principal balance, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

As of December 31, 2006 the Plan adopted the Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP). The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. Implementation of this FSP will have no impact on Net Assets of the Plan and will only affect the presentation of the investments within the Plan’s Statement of Net Assets Available for Benefits and the presentation of net realized and unrealized appreciation in fair value of investments within the Plan’s Statements of Changes in Net Assets Available for Benefits. The implementation of the FSP did not have a material impact on the Plan’s financial statements.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurement” (FAS 157), which establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements. FAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007. The Plan’s management is currently evaluating the impact that the adoption of FAS 157 will have on the Plan’s financial statements.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159). The fair value option established by FAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. FAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Plan’s management does not believe that the adoption of FAS 159 will have a material impact on the Plan’s financial statements.

3. Plan Description

The Plan is a defined contribution plan qualifying under Section 401(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan Document and the Summary Plan Description for a more complete description of the Plan’s provisions.

Contributions

Employees of Respironics, Inc. and participating subsidiaries (the Company) are eligible to participate in, and contribute to the Plan upon their date of hire. A participant may contribute from 1% to 75% of their compensation through payroll deductions, subject to certain limitations. The Plan Sponsor matches 100% of participant contributions up to a maximum of 3% of the participant’s compensation, as defined by the Plan. The participant and Company matching contributions are funded in cash on a biweekly basis among the available investment options based upon the election of each participant.

Discretionary contributions may be authorized by the Board of Directors of the Company. No discretionary contributions were made during the years ended December 31, 2007 or December 31, 2006.

Investments

Participants may elect to invest their salary deferral contributions in any one of the available investment options or may split their contributions among these options. Individual accounts are established for each plan participant and are credited for participant and Company contributions and an allocation of earnings based on the participant’s account balance.

Termination and Vesting

Participants become immediately vested in their contributions, Company matching, and any Company discretionary contributions plus accrual of earnings thereon. Upon termination of service, participants may receive their entire contributions and the Company’s matching and any discretionary contributions through a lump-sum payment at termination or at a future date of their choosing (except for amounts under $1,000 that are paid at termination). As of January 1, 2007, participants upon termination of service had an additional option of electing distribution in the form of installment payments, in accordance with the options offered by Fidelity.

Participants may elect to withdraw all or a portion of their account without terminating employment with the Company upon reaching age 59-1/2, or under special hardship provisions.

Although the Company expects to continue the Plan in the immediate future, it maintains the right to discontinue contributions and terminate the Plan, subject to the provisions of ERISA. In the event of a termination of the Plan, each participant’s account balance would be distributed.

Loans

The Plan Administrator may authorize a loan to a participant for an amount up to 50% of the participant’s vested account balance. The minimum amount that may be borrowed is $1,000, and the maximum amount varies with the participant’s vested account balance, but cannot exceed $50,000. The Plan Administrator will determine a reasonable rate of interest for each loan upon consideration of the rate of interest then prevailing in the local community for similar loans, currently prime plus 1%. Loans are generally required to be repaid in five years in equal installments; however, the term of the loan may be extended if the intended use of the funds is to acquire a residence. A participant may have no more than three loans outstanding under the Plan at any one time.

4. Plan Investments

The following presents investments that represent 5% or more of the fair value of the Plan’s net assets:

	December 31
	2007	2006
Fidelity Contrafund	$37,776,850	$29,867,947
Fidelity Diversified International Fund	21,080,314	16,273,375
Fidelity Freedom 2020 Fund	14,515,275	13,075,695
Respironics, Inc. common stock	14,052,532	9,040,597
Fidelity Managed Income Portfolio	10,690,996	8,685,207
Fidelity Mid-Cap Stock Fund	9,978,955	8,249,268

All investments are participant directed.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value as follows:

	Year Ended December 31
	2007	2006
Registered investment companies	$11,769,876	$9,815,876
Common stock	6,199,116	148,523
Common collective funds	387,730	248,490

	$18,356,722	$10,212,889

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 28, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Transactions with Parties in Interest

Certain plan investments represent shares of mutual funds managed by Fidelity, therefore these transactions qualify as party-in-interest. Fees paid by the Plan to Fidelity for tax preparation and recordkeeping services totaled $35,498 and $29,188 for the years ended December 31, 2007 and December 31, 2006, respectively.

All administrative expenses of the Plan are paid by Plan participants, except for tax preparation and audit fees which are paid by the Company.

At December 31, 2007 and 2006, respectively, the Plan held an aggregate of 214,608 and 239,486 shares of Respironics, Inc. Common Stock valued at $14,052,532 and $9,040,597.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Difference between the Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007:

Net assets available for benefits per the financial statements	$143,242,805
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(116,185)

Net assets available for benefits per the Form 5500	$143,126,620

The following is a reconciliation of investment income and net appreciation per the financial statements as compared to the amount reported on Form 5500 for the year ended December 31, 2007:

Investment income and net appreciation per the financial statements	$18,700,713
Adjustment to contract value on investment contracts	(116,185)

Investment income and net appreciation reported in the Form 5500	$18,584,528

EIN 25-1304989 Plan #: 001

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions

December 31, 2007

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Contributions			Total Fully Corrected Under VFCP and Prohibited Transaction Exemption 2002-51
	Contributions not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program (VFCP)	Contributions Pending Corrections in VFCP
$1,274				$1,274

EIN 25-1304989 Plan #: 001

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

December 31, 2007

Issuer	Description of Investments	Market Value
Fidelity*	Fidelity Contrafund	$37,776,850
Fidelity*	Fidelity Diversified International Fund	21,080,314
Fidelity*	Fidelity Mid-Cap Stock Fund	9,978,955
Fidelity*	Fidelity Freedom Income Fund	213,762
Fidelity*	Fidelity Managed Income Portfolio	10,690,996
Fidelity*	Fidelity Freedom 2005 Fund	201,306
Fidelity*	Fidelity Freedom 2010 Fund	3,273,204
Fidelity*	Fidelity Freedom 2015 Fund	1,414,411
Fidelity*	Fidelity Freedom 2020 Fund	14,515,275
Fidelity*	Fidelity Freedom 2025 Fund	2,698,487
Fidelity*	Fidelity Freedom 2030 Fund	3,195,841
Fidelity*	Fidelity Freedom 2035 Fund	1,277,586
Fidelity*	Fidelity Freedom 2040 Fund	1,622,842
American Beacon	American Beacon Large Cap Value Fund	1,707,165
American Century	American Century Small Company Fund	5,144,908
Pacific Investment Management Company (PIMCO)	PIMCO Total Return Fund	7,132,416
Spartan	Spartan US Equity Index Fund	3,335,987
Respironics, Inc.*	Respironics, Inc. common stock	14,052,532
	Other Receivable	85,046
Participant loans*	(Interest rates: 5.00% — 10.50%)	2,907,987
	Interest-bearing cash	496,730

		$142,802,600

*	Indicates a party in interest.

REQUIRED INFORMATION

The financial statements and related report, prepared in accordance with the financial reporting requirements of ERISA, listed below are furnished for the Respironics, Inc. Retirement Savings Plan (the Plan). The pages referred to are the numbered pages in the Plan’s audited financial statements for the years ended December 31, 2007 and 2006.

Pages
Report of Independent Registered Public Accounting Firm	3

Audited Financial Statements and Supplemental Schedules	4-11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

RESPIRONICS, INC.
RETIREMENT SAVINGS PLAN

By	/s/ William R. Wilson
William R. Wilson
Plan Administrator

Dated: June 26, 2008

Respironics, Inc.

Retirement Savings Plan

Annual Report on Form 11-K

For the Years Ended December 31, 2007 and 2006

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
23.1	Consent of Independent Registered Public Accounting Firm, Schneider Downs & Co., Inc, filed herewith.